Exhibit 99.1

Enerplus to Present at Capital One Securities 11th Annual Energy Conference - New Orleans

CALGARY, Dec. 1, 2016 /CNW/ - Enerplus Corporation ("Enerplus") (TSX and NYSE: ERF) is pleased to advise that Ian C. Dundas, President & Chief Executive Officer, will be presenting at the Capital One Securities 11th Annual Energy Conference in New Orleans on December 8, 2016 at 11:40 AM CT (10:40 AM MT).  Investors are invited to listen to a live webcast of the presentation at:

http://wsw.com/webcast/cof8/erf

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.  A copy of the presentation will be made available prior to the event on our website at http://investors.enerplus.com/webcasts-and-podcasts.

About Us
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States, committed to creating value for its shareholders through a disciplined capital investment strategy.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 06:00e 01-DEC-16